UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2008

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]    Form 40-F [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [    ]    No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date: June 3, 2008	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

VIMPELCOM TO BUY REMAINING 49% OF CORBINA TELECOM

Moscow and New York (June 3, 2008) — Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP) today announced that it signed an agreement to purchase 49% of the shares of Closed Joint Stock Company Cortec (“Corbina Telecom”) from Inure Enterprises Ltd. for approximately US$404 million. VimpelCom’s wholly-owned indirect subsidiary OOO EDN “Sovintel” already owns 51% of the shares of Corbina Telecom.

“The purchase of the minority stake in Corbina Telecom is a logical step in the execution of our strategy to build an integrated Russian telecoms operator”, Alexander Izosimov, Chief Executive Officer of VimpelCom commented. “The combination of infrastructures, technologies, client bases and expertise of VimpelCom, Golden Telecom and Corbina Telecom will provide a solid base for our successful expansion in Russia’s fast-growing broadband Internet market.”

The transaction closing remains subject to the receipt of regulatory approvals.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the completion of the purchase by VimpelCom of 49% shares of Corbina Telecom, intentions regarding the integration of businesses of both companies and the positive effect from the transaction. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including failure to receive the necessary regulatory approvals to complete the transaction, unforeseen developments in competition, or current or future changes in the political, economic and social environment or current or future regulation of the Russian and CIS telecommunications industries. Additional information concerning factors that could cause results to differ materially from those in the forward-looking statements is contained in VimpelCom’s public filings with the SEC, including VimpelCom’s annual report on Form 20-F for the year ended December 31, 2007 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this press release, or to make corrections to reflect future events or developments.

About VimpelCom (www.vimpelcom.com )

The VimpelCom Group is a telecommunications operator, providing voice and data services, covered through a range of wireless, fixed and broadband technologies. The Group includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia, in territories with a total population of about 250 million. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”

About Corbina Telecom

Founded in 1995, Corbina Telecom is a facilities-based alternative service provider operating in 25 regions in Russia including Moscow. Corbina owns a fibre-optic network which provides fibre-to-the-building (FTTB) broadband Internet services in Moscow, St. Petersburg and other Russian cities.

For more information, please contact:

Alexander Boreyko	Michael Polyviou
VimpelCom	FD
Tel: 7 (495) 910-5977	Tel: 1 (212) 850-5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com